UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated June 17, 2003 along with the Press Release.

ITEM 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	June 17, 2003

Board Meeting for approval of accounts prepared under US GAAP

The Board of Directors of ICICI Bank, at its Meeting to be held on June 27 and 28, 2003, will inter alia, consider the audited annual accounts prepared under the United States Generally Accepted Accounting Principles (US GAAP) for the financial year ended March 31, 2003. The Board, at its Meeting held on April 25, 2003 had already approved the accounts for the said period prepared under the Indian GAAP.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand in banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Madhvendra Das at 022-2653 8252 mail: madhvendra.das@icicibank.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17, 2003

For ICICI Bank Limited

By:	/s/ Jyotin Mehta
Name: Jyotin Mehta Title: Assistant Company Secretary